

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 29, 2010

Melanie Mroz
Chief Executive Officer
SouthPeak Interactive Corporation
2900 Polo Parkway
Midlothian, VA 23113

> **Re: SouthPeak Interactive Corporation**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed August 19, 2010**
> **File No. 000-51869**

Dear Ms. Mroz:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel